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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     REPORT ON FORM 6-K DATED MARCH 6, 2008

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

     This report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 10, 2007 (File No. 333-137628).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date:  March 6, 2008
                                   By:     /s/ David Bar-Yosef
                                           ------------------------------
                                           David Bar-Yosef
                                           Legal Counsel and Corporate Secretary

Investor Relations Contacts:
Roni Gavrielov                            Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations              KCSA Worldwide
+972-3-516-7620                           212-896-1249/212-896-1236
roni@km-ir.co.il                          jgoldberger@kcsa.com / mcsaby@kcsa.com

                      SHAMIR OPTICAL INDUSTRY LTD. REPORTS
                    FOURTH QUARTER AND YEAR-END 2007 RESULTS

     KIBBUTZ SHAMIR, ISRAEL, MARCH 6, 2008 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the progressive ophthalmic lens market, today announced unaudited financial results for the fourth quarter and year ended December 31, 2007.

     For the fourth quarter of 2007, revenues increased 20.3% to $30.6 million, compared to revenues of $25.4 million for the fourth quarter of 2006. Gross profit for the quarter was $17.4 million, or 56.7% of revenues, compared to gross profit of $13.3 million, or 52.4% of revenues for the same period last year. The gross profit for the fourth quarter of 2007 was influenced, by among other things, from a special grant received by one of our subsidiaries from its local government. The impact of this grant on the Company's gross profit for the fourth quarter of 2007 was approximately $0.6 million or 2% of revenues.

     For the fourth quarter of 2007, operating income increased 112.9% to $2.7 million, or 8.8% of revenues, compared to operating income of $1.3 million, or
5.0% of revenues for the same period last year.

     Net income for the fourth quarter increased 11.9% to $1.6 million or $0.09 per diluted share, compared to net income of $1.4 million, or $0.08 per diluted share, for the comparable period in 2006.

     During this quarter we provided a valuation allowance on deferred tax assets related to our European subsidiaries. The impact of this valuation allowance on our tax expenses this quarter was an additional expense of $1.1 million, while the impact on our net profit was $0.6 million.

     Excluding the effects of non-cash stock-based compensation expenses for the fourth quarter of 2007, operating income increased 88.0% to $3.0 million, or
9.8% of revenues, compared to operating income of $1.6 million, or 6.2% of revenues, for the same period last year.

     Excluding the effect of non-cash stock-based compensation expenses and valuation allowance provided on deferred tax assets, net of minority interest, the net income for the quarter increased 41.2% to $2.4 million, compared to $1.7 million for the comparable period in 2006. The reconciliation of GAAP net income to non-GAAP net income is set forth below.

     For the year ended December 31, 2007, revenues increased 23.8% to $120.4 million, compared to revenues of $97.3 million for the same period of 2006.
Gross profit for the year increased 21.3% to $64.6 million, or 53.6% of revenues, compared to a gross profit of $53.2 million, or 54.7% of revenues for the same period last year.

     For the year ended December 31, 2007, operating income increased 67.9% to
$11.9 million, or 9.9% of revenues, compared to operating income of $7.1 million, or 7.3% of revenues for the same period last year. Net income for the year was $8.2 million or $0.50 per diluted share, an increase of 27.0% compared to net income of $6.5 million or $0.39 per diluted share for the comparable period in 2006

     For the year ended December 31, 2007, excluding the effects of non-cash stock-based compensation expenses, operating income was $12.9 million, or 10.7%
of revenues, compared to operating income of $8.5 million, or 8.8% of revenues, for the same period last year.

SHAMIR / PAGE 2

     Excluding the effect of non-cash stock-based compensation expenses and valuation allowance provided on deferred tax assets, net of minority interest, the net income for the year was $9.8 million, or 8.1% of revenues, an increase of 24.3% from net income of $7.9 million, or 8.1% of revenues, for the same period last year.

     The reconciliation of GAAP operating income and net income to non-GAAP operating income and non-GAAP net income is set forth below.

     As of December 31, 2007, the Company had cash and cash equivalents, including short-term investments of $33.3 million.

     Commenting on its fourth quarter results, Giora Ben-Ze'ev, Chief Executive
Officer of Shamir, said, "Throughout 2007 Shamir made considerable operational progress in each of its markets. Our increased revenue is a strong reflection of the quality of Shamir's products and services, and a testament to our growing sales and marketing capabilities. During the year, we dedicated considerable resources to bolstering our ability to deliver the highest quality lenses and to further developing our relationships with our partners and customers. We are confident that the investments we have made in our people, technology and geographic expansion was money well spent, and better positions Shamir for long-term growth."

     "Much of our strength during the quarter came out of our European and US operations, where we focused on building sales and marketing capabilities, establishing local management and controlling expense levels. We have recently begun to realize the benefits of these actions."

     Mr. Ben-Ze'ev added, "Recently, we increased our interest in our lab in
Mexico to approximately 51%, reflecting the strength of this operation and the opportunity we believe that exists in the country."

     Mr. Ben-Ze'ev concluded, "Our revenue growth initiatives in 2007 have helped us gain additional market share and will support our future progress. Our geographic expansion program continues to gain momentum and we are working diligently to grow our operations in a controlled manner. We will continue to monitor our expense levels and remain committed to increasing profitability, while delivering quality and innovative progressive lenses, molds and technology solutions to our customers in 2008."

     For the fiscal year ending on December 31, 2008, Shamir currently estimates its 2007 operations revenues growth in the range of 8%-14%, under the assumption of December 2007 exchange rates.

CONFERENCE CALL:

     Shamir has scheduled a conference call for 9:00 a.m. today to discuss fourth quarter results. To participate in the call, please dial (800) 254-5933
(U.S. and Canada) or (973) 409-9255 (International). The conference ID for this event is #36436398. For those unable to participate there will be replay available from 12:00 p.m. EST on March 6, 2008, through 11:59 p.m. EST, March
13, 2008. Please call: (800) 642-1687 (U.S. and Canada) (706) 645-9291
(International). The ID code for the replay is #36436398.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

ABOUT NON - GAAP FINANCIAL MEASURES

     This press release includes non-GAAP financial measures - non-GAAP operating income and non-GAAP net income - that exclude certain charges. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir believes that non-GAAP operating income and non-GAAP net income provides meaningful supplemental information because these numbers, which exclude the effect of non-cash stock-based compensation expenses and the valuation allowance provided on deferred tax assets, net of minority interest, reflect our core operational results and are used by management internally to review Shamir's financial results.

SHAMIR / PAGE 3

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design.
Shamir's leading lenses are marketed under a variety of trade names, including
Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM),
Shamir Autograph(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on
Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)

SHAMIR / PAGE 4

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                As of December 31,  As of December 31,
                                                                     --------           --------
                                                                       2006               2007
                                                                     --------           --------
                                                                                       (Unaudited)
CURRENT ASSETS:
Cash and cash equivalents                                            $ 23,205           $ 18,953
Short-term investment                                                  16,911             14,375
Trade receivables (1)                                                  23,903             30,719
Other receivables and prepaid expenses                                  6,579              7,579
Inventory                                                              27,898             27,972
                                                                     --------           --------
   TOTAL CURRENT ASSETS                                                98,496             99,598

LONG-TERM INVESTMENTS:
Severance pay fund                                                      2,542              3,089
Loan to a related party                                                 1,297                  -
Loan to others                                                            240                  -
Long-term receivables                                                       -              1,299
Investments in affiliates                                               3,513              4,437
                                                                     --------           --------
   TOTAL LONG-TERM INVESTMENTS                                          7,592              8,825

PROPERTY, PLANT AND EQUIPMENT, NET                                     28,368             39,170
OTHER ASSETS                                                            5,362              5,356
GOODWILL                                                                7,178              7,542
                                                                     --------           --------
   TOTAL ASSETS                                                      $146,996           $160,491
                                                                     ========           ========

CURRENT LIABILITIES:
Short-term bank credit and loans                                     $ 13,654           $ 15,950
Current maturities of long-term loans                                   4,428              7,689
Trade payables                                                          8,930             10,852
Accrued expenses and other liabilities                                 11,544             12,735
                                                                     --------           --------
   TOTAL CURRENT LIABILITIES                                           38,556             47,226

LONG-TERM LIABILITIES:
Long-term loans                                                        17,995             17,491
Capital leases                                                          4,304              4,303
Accrued severance pay                                                   2,828              3,337
Other long-term liabilities                                                 -                753
Deferred income taxes                                                   1,287              1,358
                                                                     --------           --------
   TOTAL LONG-TERM LIABILITIES                                         26,414             27,242

MINORITY INTERESTS                                                      2,223                800
                                                                     --------           --------

SHAREHOLDERS' EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 100,000,000 shares at December 31, 2006 and
December 31, 2007; Issued and outstanding: 16,256,514 and
16,423,740 shares at December 31, 2006 and December 31,
2007, respectively                                                         37                 37
Additional paid-in capital                                             65,599             66,629
Accumulated other comprehensive income                                    958              1,628
Retained earnings                                                      13,209             16,929
                                                                     --------           --------
   TOTAL SHAREHOLDERS' EQUITY                                          79,803             85,223
                                                                     --------           --------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $146,996           $160,491
                                                                     ========           ========

(1)  Net of allowance for doubtful accounts of $ 1,053 and $ 2,140 as of
     December 31, 2006 and December 31, 2007, respectively.

SHAMIR / PAGE 5

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                 Three Months Ended December 31,         Year Ended December 31,
                                                   --------------------------          ---------------------------
                                                     2006              2007              2006              2007
                                                   --------          --------          --------          ---------
                                                  (Unaudited)       (Unaudited)                         (Unaudited)

Revenues, net                                      $ 25,437          $ 30,596          $ 97,280          $ 120,419
Cost of revenues                                     12,105            13,234            44,038             55,856
                                                   --------          --------          --------          ---------

Gross profit                                         13,332            17,362            53,242             64,563

Operating Expenses:
     Research and development costs                     632               663             2,372              2,564
     Selling and marketing expenses                   8,462            10,083            32,798             36,552
     General and administrative expenses              2,972             3,921            10,986             13,549
                                                   --------          --------          --------          ---------
Total operating expenses                             12,066            14,667            46,156             52,665
                                                   --------          --------          --------          ---------

Operating income                                      1,266             2,695             7,086             11,898

Financial expenses (income) and other, net             (111)              106               159                239
                                                   --------          --------          --------          ---------
Income before taxes on income                         1,377             2,589             6,927             11,659
Taxes on income                                         (84)            1,661             2,179              5,013
                                                   --------          --------          --------          ---------
Income after taxes on income                          1,461               928             4,748              6,646

Equity in losses (gains) of affiliates, net             150               (65)              245                (46)
Minority interest in losses of subsidiaries             (90)             (575)           (1,957)            (1,509)
                                                   --------          --------          --------          ---------
Net income                                         $  1,401          $  1,568          $  6,460          $   8,201
                                                   ========          ========          ========          =========

Net earnings per share:
     Basic                                         $   0.09          $   0.10          $   0.40          $    0.50
                                                   ========          ========          ========          =========
     Diluted                                       $   0.08          $   0.09          $   0.39          $    0.50
                                                   ========          ========          ========          =========

Number of shares:
     Basic                                           16,257            16,424            16,257             16,339
     Dilutive                                        16,546            16,548            16,548             16,552

SHAMIR / PAGE 6

SHAMIR OPTICAL INDUSTRY LTD.
Reconciliation of Non-GAAP Operating Income and  Net Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                     Three Months Ended December 31,         Year Ended December 31,
                                                       --------------------------          --------------------------
                                                         2006              2007              2006              2007
                                                       --------          --------          --------          --------
                                                      (Unaudited)       (Unaudited)                         (Unaudited)

Operating income                                       $  1,266          $  2,695          $  7,086          $ 11,898

Non-GAAP adjustment:
     Stock based compensation                              (321)             (289)           (1,426)           (1,030)
                                                       --------          --------          --------          --------
Non-GAAP operating income                              $  1,587          $  2,984          $  8,512          $ 12,928
                                                       ========          ========          ========          ========

Net income                                             $  1,401          $  1,568          $  6,460          $  8,201
Non-GAAP adjustment:
     Deferred taxes valuation allowance net of
     minority interest                                        -              (575)                -              (575)
     Stock based compensation, net                         (321)             (289)           (1,426)           (1,030)
                                                       --------          --------          --------          --------
Non-GAAP net income                                    $  1,722          $  2,432          $  7,886          $  9,806
                                                       ========          ========          ========          ========

Non-GAAP net earnings per share :
     Basic                                             $   0.11          $   0.15          $   0.49          $   0.60
                                                       ========          ========          ========          ========
     Diluted                                           $   0.10          $   0.15          $   0.48          $   0.59
                                                       ========          ========          ========          ========

Number of shares:
     Basic                                               16,257            16,424            16,257            16,339
     Dilutive                                            16,546            16,548            16,548            16,552